                     [ACME METALS INCORPORATED LETTERHEAD]

NEWS RELEASE                                    For further information contact:
DECEMBER 18, 1997                               Joel L. Hawthorne
                                                Director
                                                Investor and Public Relations
                                                (708) 841-8383, ext. 2266



           ACME METALS ANNOUNCES SUCCESSFUL COMPLETION OF REFINANCING

RIVERDALE, Illinois, December 18, 1997 -- Acme Metals Incorporated (NYSE: AMI;
TSE: AMK) today announced the successful completion of a refinancing transaction consisting of an institutional private placement of $200 million unsecured Senior Notes due 2007 with a stated coupon rate of 10-7/8 percent yielding 11 percent along with the establishment of an eight-year, secured $175 million syndicated term loan.

Stephen D. Bennett, President and CEO of Acme Metals Incorporated stated, "We have put in place a capital structure which provides additional financial flexibility and positions the Company for future growth and expansion. By completing this transaction, we have lowered our average interest rate, extended the average maturity and increased our flexibility to pay down outstanding debt as we achieve improved cash flow."

The proceeds from the Senior Notes and term loan will be used for prepayment consideration resulting from the previously announced tender offer for the Company's 12-1/2 percent Senior Secured Notes and the 13-1/2 percent Senior Secured Discount Notes, which were issued in 1994. Proceeds will also be used to repay the Company's existing term loan and borrowings under the Company's working capital facility. The working capital facility has been amended and restated to terms more favorable to the Company and extended to January 2001.

The Company will record, in the fourth quarter of 1997, a nonrecurring and extraordinary charge of approximately $38 million, or $23 million after tax, for the unamortized expenses and costs related to the early retirement of the 1994 Notes.


Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, welded steel tubing, and auto and light truck jacks. Its common stock is traded on the New York Stock Exchange under the symbol AMI and on the Toronto Stock Exchange under the symbol AMK.